CHURCH & DWIGHT CO., INC. AND SUBSIDIARIES

EXHIBIT 11 - Computation of Earnings Per Share

(In thousands except per share amounts)

	Three Months Ended		Six Months Ended
	June 29, 2007	June 30, 2006	June29, 2007	June 30, 2006
BASIC:
Net Income	$40,533	$36,406	$85,632	$76,353
Weighted average shares outstanding	65,804	64,702	65,687	64,590
Basic earnings per share	$0.62	$0.56	$1.30	$1.18
DILUTED:
Net Income	$40,533	$36,406	$85,632	$76,353
After-tax interest cost of convertible debt	922	922	1,844	1,844

Net Income plus assumed debt conversion	$41,455	$37,328	$87,476	$78,197

Weighted average shares outstanding	65,804	64,702	65,687	64,590
Dilutive effect of convertible debt	3,229	3,229	3,228	3,228
Incremental shares under stock option plans	1,289	837	1,264	855
Adjusted weighted average shares outstanding	70,322	68,768	70,179	68,673

Diluted earnings per share	$0.59	$0.54	$1.25	$1.14